UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ______ to ______

Commission file number 1-4651

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DANA CORPORATION EMPLOYEE INCENTIVE AND SAVINGS INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dana Corporation 4500 Dorr Street Toledo, Ohio 43615

INDEX

Page
I. REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statement of Assets Available for Benefits as of December 31, 2004 and 2003	4

Statement of Changes In Assets Available for Benefits, for the Years Ended December 31, 2004 and 2003	5

Notes to Financial Statements	6

Additional Information*

Schedule H, line 4i
Schedule of Assets (Held at End of Year), December 31, 2004	12

II. SIGNATURE	14

III. EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	15

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Dana Corporation Employee Incentive and
Savings Investment Plan

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Dana Corporation Employee Incentive and Savings Investment Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 5 to the financial statements, the accompanying 2003 financial statements have been restated.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Toledo, Ohio
July 14, 2005

Dana Corporation
Employee Incentive and Savings Investment Plan

Statement of Assets Available for Benefits

	December 31,
(Amounts in thousands)	2004	2003 (Restated)
Assets:
Investments, at fair value	$90,902	$86,306
Plan interest in Master Trust, at contract value	33,472	36,955

Total investments	124,374	123,261

Employee contributions receivable	149	435
Employer contributions receivable	28	77

Assets available for benefits	$124,551	$123,773

The accompanying notes are an integral part of the financial statements.

Dana Corporation
Employee Incentive and Savings Investment Plan

Statement of Changes in Assets Available for Benefits

	Year Ended
	December 31,
(Amounts in thousands)	2004	2003 (Restated)
Investment income:
Interest in earnings from Master Trust	$1,392	$1,864
Dividend income	1,649	776
Net appreciation of investments	8,634	20,096
Interest on employee loans	153	241

	11,828	22,977

Contributions:
Employee contributions	5,537	7,290
Employer contributions	906	1,197

Total contributions	6,443	8,487

Deductions:
Benefit payments	(17,281)	(26,783)
Administrative expenses	(9)	(8)

Total deductions	(17,290)	(26,791)

Net transfers out	(203)	(430)

Net increase	778	4,243

Assets available for benefits at beginning of year	123,773	119,530

Assets available for benefits at end of year	$124,551	$123,773

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

1.	Description of the Plan

General

The Dana Corporation Employee Incentive and Savings Investment Plan (the “Plan”) is a contributory defined contribution employee benefit plan that was established by Echlin Inc. (“Echlin”) effective as of January 1, 1984, to provide benefits for all eligible employees of various participating divisions and subsidiaries of Echlin that subsequently became divisions and subsidiaries of Dana Corporation (“Dana”), as identified in the Plan. The Plan is now sponsored by Dana.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is a brief description of the Plan. Participants should refer to the Plan for more complete information.

Administration

The Administrator of the Plan is the Dana Corporation Investment Committee, which has delegated responsibility for day to day administration of the Plan to Dana Benefits and Payroll Services. Dana has entered into a trust agreement with The Vanguard Fiduciary Trust Co. (the “Trustee”) which is further described in Notes 2 and 5.

Participation

Each employee at a facility within a participating Dana division or subsidiary, as stipulated in the Plan, who was hired prior to January 1, 2004, is eligible to participate in the Plan unless he or she is employed as a member of a collective bargaining unit or as an hourly employee at a facility that provides the Plan only to salaried employees. Since that date, only production employees at Dana’s Andrews, Indiana and Dallas, Texas facilities have been eligible to participate in this Plan. Employees who first became participants in this Plan after December 31, 2002 have been ineligible to participate since December 31, 2003 and instead participate in the Dana Corporation Savings Works Plan.

In November 2004, Dana completed the sale of most of the remaining facilities comprising the automotive aftermarket business. As a result, the number of active participants in the Plan was significantly reduced. The participants who became employees of the buyer were given the opportunity to transfer their account balances to a new 401(k) plan established by the buyer, in the 1st quarter of 2005.

Employee contributions

An eligible employee may elect to have up to 50% of his or her eligible compensation, as defined in the Plan, up to the maximum elective deferral amount as determined under Section 402(g) of the Internal Revenue Code (the “Code”), contributed to his or her account. Contributions for some participants may be further limited as a result of other Code requirements.

Employer contributions

Dana contributes to the Plan 30% on the first 3% of the compensation contributed to the Plan by the employee and 10% on the next 3% of compensation contributed by the employee. Those contributions are subject to certain limitations under Section 415 of the Code.

1.	Description of the Plan (continued)

Investments

Participants may elect to have their contributions and the related employer contributions allocated to one or more of the alternative investment vehicles maintained by the Trustee, including equity and fixed income mutual funds and a participant loan fund. Until January 1, 2000, participants could also elect to invest in the Dana Stock Fund. As of that date, this fund was closed to new investments.

Vesting

Participants are fully vested at all times in both the employee and employer contributions and earnings thereon, in their individual accounts. Allocations of earnings are based upon participant earnings or account balances as defined.

Benefit Payments - Normal retirement, disability, termination or death

In accordance with the Plan provisions, a participating employee who retires upon attaining age 65 or becomes totally and permanently disabled is eligible to receive the full value of his or her account in a lump sum.

Upon termination of employment, the participant’s account will be paid automatically in a lump sum shortly after termination if the account balance is less than $1,000 (reduced from $5,000 prior to March 28, 2005). The Plan is also being amended effective as of March 28, 2005 to provide that if a terminated participant’s account balance is between $1,000 and $5,000, the account balance will be transferred to a Rollover IRA account at the Trustee as a direct rollover unless the participant expressly requests a taxable lump sum payment. Otherwise, the participant’s account may remain in the Plan until the participant attains the age of 70-1/2.

Upon a participant’s death, the participant’s account balance will be paid to his or her beneficiary in a lump sum.

Loans

The Trustee may extend loans to participants with the approval of the Plan Administrator. Participant loans may not be made for less than $1,000 or exceed the lesser of 50% of the participant’s account balance or $50,000 minus the highest amount of outstanding balance of loans to the participant for the previous 12-month period. The loan term may not be longer than 60 months unless the loan is used to acquire a principal residence. Interest is charged on the loan at a rate equal to 1% above the “Prime Rate” quoted by The Wall Street Journal under the Money Rates section. At December 31, 2004, such loans had interest rates ranging from 5% to 10%.

As participant loans are repaid, the amounts are allocated to the investment fund according to the participant’s most recent election with respect to current contributions.

1.	Description of the Plan (continued)

Plan termination

Although it has not expressed any intention to do so, Dana has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to ERISA. In the event of Plan termination, the value of the participant accounts will be distributed as soon as practicable in accordance with the uniform, nondiscriminatory rules established by the Administrator.

2.	Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Expenses of the Plan

Generally, the expenses associated with the administration of the Plan are paid by Dana. Loan origination and maintenance fees are paid by the loan fund participants. These fees amounted to $9,560 and $7,700 for the years ended December 31, 2004 and 2003, respectively.

Trust agreement

A portion of the Plan assets, along with the assets of other Dana Corporation employee benefit plans, are maintained in a trust established under the Dana Corporation Master Trust Agreement for the Dana Corporation Fixed Principal Fund (the “Master Trust”). The Master Trust assets are held by the Trustee. The assets of the participating plans have been commingled in the Master Trust for investment purposes only. Employer contributions and benefit payments are identified with each respective participating plan whereas earnings and expenses are allocated proportionately to the participating plans by the Trustee on the basis of their relative dollar value investment.

Valuation of investments

The Plan’s investments in the equity mutual funds are stated at net asset value. Investments in the Master Trust are stated at contract value, which approximates market value. Participant loans receivable are stated at estimated fair values, consisting of outstanding principal and any related accrued interest. Investments in the Dana Stock Fund are expressed in units, each representing undivided fractional interests in the Dana common stock held in the fund, which are recorded at fair market value of the underlying assets.

Net appreciation or depreciation includes realized gains and losses and net unrealized appreciation and depreciation. Realized gains and losses on investment transactions are recorded as the difference between proceeds received and the fair market value at the beginning of the year of the respective investments sold, or cost if acquired during the year. Net unrealized appreciation or depreciation in the fair market value of investments is recorded as the change between the fair market value of investments at the end of the year and the beginning of the year, or cost if acquired during the year.

2.	Summary of Significant Accounting Policies (continued)

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements and reported changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options in any combination of equity and fixed income mutual funds and other investment securities, at the participant’s election. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

3.	Income Tax Status

The Internal Revenue Service has determined and informed Dana by a letter dated April 3, 2002, that the Plan and related trust are tax-qualified in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	Parties-In-Interest

Investments in the Dana Stock Fund consisted of 524,171 and 618,306 shares of Dana common stock at December 31, 2004 and 2003, respectively. Shares for this fund were purchased prior to January 1, 2000 in the open market at fair market value or converted from shares of Echlin common stock held by the predecessor Echlin Inc. Incentive and Savings Plan at the time Dana acquired Echlin in July 1998. Consequently, such share acquisitions were permitted under the provisions of the Plan and were exempt from prohibition of party-in-interest transactions under the Code and ERISA.

Certain Plan investments are shares of mutual funds managed by The Vanguard Group, a company related to the Trustee.

5.	Master Trust Information

The Plan Administrator has determined that the Plan’s investment in the Dana Fixed Principal Fund is held through an investment in the Master Trust, rather than as a direct holding of the Plan. Accordingly, the 2003 financial statements have been restated. There was no impact on the assets available for benefits.

The Master Trust includes the assets of three other employee benefit plans of Dana at December 31, 2004. It is administered by the Dana Corporation Investment Committee, which is overseen by the Finance Committee of Dana’s Board of Directors. The Investment Committee executes this duty by appointing the Trustee and various investment managers. In addition, a portion of the assets of the Master Trust are managed by an in-house investment professional reporting to the Treasurer of Dana. The Plan assets represent 17.33% and 18.40% of the assets of the Master Trust at December 31, 2004 and 2003, respectively.

The following table presents the assets available for benefits to participants of plans participating in the Master Trust:

	December 31,
(Amounts in thousands)	2004	2003
Assets:
Investments, at contract value
Guaranteed Investment Contracts	$193,157	$200,921

Receivables:
Fund units receivable*	58	2

Total assets	$193,215	$200,923

Liabilities:
Fund units payable*	(12)	(32)
Administrative fee payable	(19)	(17)

Assets available for benefits	$193,184	$200,874

*	Contribution, withdrawal and participant-directed exchange activity is reflected by trade date. Amounts resulting from timing differences between trade date and settlement date

Investment income for the Master Trust consisted of interest and dividends of $8,183 and $9,724 for the years ended December 31, 2004 and 2003, respectively.

6.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2004	2003 (Restated)

(Amounts in thousands except share/unit information)
Plan’s Investment in Master Trust, 33,472,461 and 36,955,020 units, respectively	$33,472	$36,955

Dana Common Stock, 2,371,769 and 2,794,559 units, respectively	9,084	11,346

Vanguard PRIMECAP Fund, 668,096 and 741,450 shares, respectively	41,622	39,327

Vanguard Wellington Inv Fund, 320,083 and 312,600 shares, respectively	9,663	9,006

Vanguard 500 Index Inv Fund, 112,335 and 124,686 shares, respectively	12,543	12,802

Other investments	17,990	13,825

Total	$124,374	$123,261

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,634 and $20,096, respectively, as follows:

(Amounts in thousands)	2004	2003
Mutual funds	$9,104	$15,675
Dana Stock Fund	(470)	4,421

	$8,634	$20,096

Schedule H, line 4i

Dana Corporation
Employee Incentive and Savings Investment Plan
Schedule of Assets (Held at End of Year)
December 31, 2004

(Amounts in thousands)
(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost	Current Value
*	Vanguard 500 Index Inv Fund	Mutual Fund	**	$12,543

*	Vanguard Capital Opportunity Fund	Mutual Fund	**	1,334

*	Vanguard Explorer Fund	Mutual Fund	**	473

*	Vanguard Inflation-Protected Securities Fund	Mutual Fund	**	237

*	Vanguard Intermediate Term Treasury Fund	Mutual Fund	**	1,219

*	Vanguard International Growth Fund	Mutual Fund	**	3,569

*	Vanguard Life Strategy Conserv Growth Fund	Mutual Fund	**	561

*	Vanguard Life Strategy Growth Fund	Mutual Fund	**	958

*	Vanguard Life Strategy Income Fund	Mutual Fund	**	750

*	Vanguard Life Strategy Moderate Growth Fund	Mutual Fund	**	868

*	Vanguard Long-term US Treasury Inv Fund	Mutual Fund	**	815

*	Vanguard PRIMECAP Fund	Mutual Fund	**	41,622

*	Vanguard Wellington Inv Fund	Mutual Fund	**	9,663

*	Vanguard Selected Value Fund	Mutual Fund	**	1,146

*	Vanguard Windsor Fund	Mutual Fund	**	2,917

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost	Current Value
*	Dana Corporation	Common stock	**	9,084

*	Participants loans	Participants notes receivable, interest ranging from 5% to 10%	**	3,143

*	Plan’s Investment in Master Trust		**	33,472

				$124,374

*	Parties-in-interest to the Plan

**	Cost is not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dana Corporation Investment Committee, which is the administrator of the Dana Corporation Employee Incentive and Savings Investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Dana Corporation Employee Incentive and Savings Investment Plan

Date: July 14, 2005	By:	/s/ Robert C. Richter

Robert C. Richter

	Title:	Chairman
Dana Corporation Investment Committee